P.E. 2/11/02

02014554

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the Month of February, 2002

ORBOTECH LTD.
(Translation of Registrant's Name into English)

North Industrial Zone, P.O. Box 215, Yavne 81102 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ___X___ Form 40-F ______

Orbotech

Orbotech

Orbotech, Inc.
44 Manning Road
Billerica, MA 01821

Tel (978) 667-6037
Fax (978) 667-9969

As reported to the Registrar of Companies in Israel, at its Annual General Meeting of Shareholders (the "Meeting") held on November 8, 2001, the shareholders of Orbotech Ltd. (the "Company") approved each of Item 5 (amendment of the Memorandum of Association of the Company) and Item 6 (adoption of new Articles of Association of the Company) by a majority of 75% of the voting power present at the Meeting. In addition, the shareholders of the Company approved Item 8 (amendment of the new Articles of Association of the Company to provide for a classified board of directors and to designate the directors elected at the Meeting to three different classes) by a majority of 75% of the voting power present and voting at the Meeting. Proposed Article 68(i) to the new Articles of Association of the Company was not adopted.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

Date: 2-11-02 By: ____________________